HLS Systems International Ltd.
625 Broadway, Suite 1111
San Diego, California 92101
August 8, 2007

Via Facsimile (202) 702-9206 and EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Cathey Baker

Re:   HLS Systems International Ltd.
 Registration Statement on Form S-4 (File No. 333-132826)

Dear Ms. Baker:

On behalf of HLS Systems International Ltd. (the “Company”), I hereby request that the Commission take appropriate action to make the above-captioned Registration Statement effective at 4:00 p.m. Washington, D.C. Time, on August 8, 2007, or as soon thereafter as practicable. The Company acknowledges that:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

                                                    Sincerely,

                                                    /s/Kerry Propper
                                                    Kerry Propper
                                                    Chief Financial Officer

cc:   Douglas Rein, Esq.
Marty B. Lorenzo, Esq.